Stoecklein Law Group, LLP
Practice Limited to Federal Securities

Columbia Center	Telephone: (619) 704-1310
401 West A Street	Facsimile: (619) 704-1325
Suite 1150	email: djs@slgseclaw.com
San Diego, California 92101	web: www.slgseclaw.com

September 14, 2012

Justin Dobbie
Legal Branch Chief
Securities and Exchange Commission.
100 F. Street, N.E.
Washington, D.C. 20549

Re:	Giggles N Hugs, Inc.
Amendment No. 4 to Form 8-K
Filed August 10, 2012
File No. 000-53948

Dear Mr. Dobbie:

This correspondence is in response to your letter dated August 20, 2012 in reference to Giggles N Hugs, Inc.’s (the “Company”) filing of the Amendment No. 4 to Form 8-K filed on August 10, 2012.

Amendment No. 4 to Form 8-K filed August 10, 2012

Certain Relationships and Related Transactions, and Director Independence, page 20

Transactions with Related Persons, page 20

1.
We note your response to our prior comment 2. Item 404(a) of Regulation S-K requires disclosure for any related party transaction since the beginning of the company’s last fiscal year in which the company is or was a participant. Please revise to provide disclosure regarding the $1,562,127 loan to Giggles N Hugs, LLC for the year ended December 31, 2011. Please also discuss what has happened to the loan. If it was paid off, cancelled or otherwise extinguished in connection with the merger effected on December 31, 2011, please disclose this information accordingly.

Response: During the fourth quarter ended December 31, 2011, the remaining balance of the loan and any interest was recorded to additional paid in capital as a result of the Company acquiring Giggles N Hugs, LLC in the merger with GNH, Inc. The Company revised its disclosure as follows:

1

During the six months ended June 30, 2011, the Company loaned a total of $1,450,127 to Giggles N Hugs, LLC that is owned and controlled by the sole director of the Company. The Company received repayments totaling $452,000 during the six months ended June 30, 2011. The Company agreed to loan up to $1,000,000 and the entire balance of principal and interest would be due on February 1, 2014. The loan was unsecured and bears interest at a rate of 6% per annum. As of September 30, 2011, the balance owed to the Company in principal was $1,110,127 and accrued interest receivable of $33,730. During the three and nine months ended September 30, 2011 interest income was $16,176 and $33,730, respectively. During the fourth quarter ended December 31, 2011, the remaining balance of the loan and any interest was recorded to additional paid in capital as a result of the Company acquiring Giggles N Hugs, LLC in the merger with GNH, Inc.

In connection with the response to your comment, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in filings;

•	staff Comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any additional questions, please do not hesitate to contact the undersigned at 619-704-1310.

Sincerely,

/S/ Donald J. Stoecklein
Donald J. Stoecklein
Stoecklein Law Group

Cc:	Joey Parsi
Giggles N Hugs, Inc.